As filed with the Securities and Exchange Commission on ______, 2002

Registration No. 333-______

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______

SCHEDULE TO
(Rule 13e-4)
(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
______

CIENA Corporation
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

______

Options to Purchase Common Stock, Par Value $.01 Per Share,
Having an Exercise Price Greater Than $12.00 Per Share,
Under the Third Amended and Restated 1994
Stock Option Plan, the 1999 Non-Officer
Stock Option Plan and the
Cyras Systems, Inc. 1998
Stock Plan
(Title of Class of Securities)
______

171779 10 1
(CUSIP Number of Class of Securities (Underlying Common Stock, Par Value $.01 Per Share))
______

Russell B. Stevenson, Jr.
Senior Vice President, General Counsel and Secretary
CIENA Corporation
1201 Winterson Road
Linthicum, MD 21090
(410) 865-8500
(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of filing person)
______

Copy to:

Michael J. Silver
Amy Bowerman Freed
Hogan & Hartson L.L.P.
111 South Calvert Street
Baltimore, MD 21202
(410) 659-2700
______

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee [**]

$201,667,544.10	$18,553.41

______

*Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 26,710,933 shares of common stock of CIENA Corporation, 25,992,648 of which were included in the Schedule TO-I filed on April 17, 2002 and 718, 285 of which are added on this Amendment No. 1 having an aggregate value of $201,667,544.10 as of April 12, 2002 will be exchanged pursuant to this offer. Such options include options granted since October 16, 2001, which option holders participating in the exchange must tender in the offer to the extent that the exercise prices of those options are lower than the lowest exercise prices of any other options tendered by the option holder. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**The amount of the filing fee is calculated in accordance with Section 13(e) of the Securities Exchange Act of 1934, as amended. $18,054.50 has previously been paid.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$18,054.50
Form or Registration No.:	Schedule TO
Filing Party:	CIENA Corporation
Date Filed:	April 17, 2002

[  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[  ] third-party tender offer subject to Rule 14d-1
[X] issuer tender offer subject to Rule 13c-4
[  ] going-private transaction subject to Rule 13e-3
[  ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

ITEM 1. SUMMARY TERM SHEET.

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed by CIENA Corporation (the “Company”) with the Securities and Exchange Commission on April 17, 2002 (the “Schedule TO”), relating to an offer by the Company to exchange options outstanding under the Third Amended and Restated 1994 Stock Option Plan (the “1994 Plan”) and the 1999 Non-Officer Stock Option Plan (the “1999 Plan”) held by eligible employees to purchase shares of the Company’s common stock, par value $.01 per share (the “Common Stock”), having an exercise price greater than $12 per share (the “Options”) for new options (the “New Options”) to purchase shares of the Common Stock to be granted under the 1999 Plan (the “Option Shares”), upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Exchange, as they may be amended from time to time, the “Offer”). Except for options that were granted after October 16, 2001, the Company will grant a New Option for one Option Share for every two Option Shares that the Company accepts for exchange, and the number of shares of Common Stock subject to the New Options will be equal to one half of the number of shares of Common Stock subject to the Options that are accepted for exchange. With respect to options that were granted after October 16, 2001, the Company will grant a New Option to purchase the number of shares of Common Stock equal to the number of shares of Common Stock subject to the Options that are accepted for exchange. The information set forth in the Offer to Exchange under “Summary Term Sheet,” Section 1 (“Eligibility; Number of Options; Expiration Date”), Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”) and Section 8 (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference.

     The Offer to Exchange, Letter of Transmittal, Form of Announcement to Employees, Form of Initial Letter to Eligible Option Holders, Form of Summary of Outstanding Options Letter, Form of Confirmation Letter to Eligible Option Holders, Form of FAQ’s for Eligible Option Holders, and Form of Confirmation Letter to Tendering Option Holders, are attached to this Amendment No. 1 as Exhibits (a)(1), (a)(2), (a)(3), (a)(4), (a)(5), (a)(8) and (a)(10), respectively.

ITEM 2. SUBJECT COMPANY INFORMATION.

     Item 2(b) of the Schedule TO is hereby amended to add the following information:

     (b)  The offer by the Company to exchange options shall include all options outstanding under the Cyras Systems, Inc. 1998 Stock Plan (the “Cyras Plan”), as well as all options outstanding under the 1994 Plan and the 1999 Plan, held by eligible employees to purchase shares of the Company’s common stock, par value $.01 per share (the “Common Stock”), having an exercise price greater than $12 per share (the “Options”) for new options (the “New Options”) to purchase shares of the Common Stock. The New Options exchanged for Options tendered under the 1994 and the 1999 Plan are to be granted under the 1999 Plan, and the New Options exchanged for Options tendered under the Cyras Plan are to be granted under the Cyras Plan, all upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal.

ITEM 12. EXHIBITS.

(a)(1)	Offer to Exchange, dated April 17, 2002.
(a)(2)	Form of Letter of Transmittal.
(a)(3)	Form of Announcement to Employees
(a)(4)	Form of Initial Letter to Eligible Option Holders
(a)(5)	Form of Summary of Outstanding Options Letter
(a)(6)*	Form of Confirmation Letter to Eligible Option Holders

(a)(7)*	Form of Reminder Letter to Eligible Option Holders
(a)(8)	Form of FAQ’s for Eligible Option Holders
(a)(9)*	Text of Slide Presentation to Eligible Option Holders
(a)(10)	Form of Confirmation Letter to Tendering Option Holders
(a)(11)	CIENA Corporation Annual Report on Form 10-K for its fiscal year ended October 31, 2001, filed with the Securities and Exchange Commission December 13, 2001 and incorporated herein by reference.
(a)(12)	CIENA Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended January 31, 2002, filed with the Securities and Exchange Commission February 21, 2002 and incorporated herein by reference.
(b)	Not applicable.
(d)(1)	The Company’s Third Amended and Restated 1994 Stock Option Plan. Filed as Exhibit 10.2 to the Company’s Annual Report on Form 10-K for its fiscal year ended October 31, 2001 and incorporated herein by reference.

(d)(2)	The Company’s 1999 Non-Officer Stock Option Plan, as amended, and Form of Stock Option Agreement. Filed as Exhibits 10.22 and 10.25 to the Company’s Annual Report on Form 10-K for its fiscal year ended October 31, 2001 and incorporated herein by reference.

(d)(3)	The Cyras Systems, Inc. 1998 Stock Plan, as amended, and Form of Stock Option Agreement. Filed as Exhibit 10.24 to the Company’s Annual Report on Form 10-K for its fiscal year ended October 31, 2001 and incorporated herein by reference.

(g)	Not applicable.
(h)	Not applicable.

*        Previously filed on Schedule TO-1 on April 17, 2001.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13e-3.

     (a)     Not applicable.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

Date: April 19, 2002	CIENA CORPORATION

/s/ Russell B. Stevenson, Jr.

_____________________________________
Russell B. Stevenson, Jr. Senior Vice President, General Counsel and Secretary

INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(1)	Offer to Exchange, dated April 17, 2002
(a)(2)	Form of Letter of Transmittal
(a)(3)	Form of Announcement to Employees

(a)(4)	Form of Initial Letter to Eligible Option Holders
(a)(5)	Form of Summary of Outstanding Options Letter
(a)(6)*	Form of Confirmation Letter to Eligible Option Holders
(a)(7)*	Form of Reminder Letter to Eligible Option Holders
(a)(8)	Form of FAQ’s for Eligible Option Holders
(a)(9)*	Text of Slide Presentation to Eligible Option Holders
(a)(10)	Form of Confirmation Letter to Tendering Option Holders
(a)(11)	CIENA Corporation Annual Report on Form 10-K for its fiscal year ended October 31, 2001, filed with the Securities and Exchange Commission December 13, 2001 and incorporated herein by reference.
(a)(12)	CIENA Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended January 31, 2002, filed with the Securities and Exchange Commission February 21, 2002 and incorporated herein by reference.
(d)(1)	The Company’s Third Amended and Restated 1994 Stock Option Plan. Filed as Exhibit 10.2 to the Company’s Annual Report on Form 10-K for its fiscal year ended October 31, 2001 and incorporated herein by reference.

(d)(2)	The Company’s 1999 Non-Officer Stock Option Plan, as amended, and Form of Stock Option Agreement. Filed as Exhibits 10.22 and 10.25 to the Company’s Annual Report on Form 10-K for its fiscal year ended October 31, 2001 and incorporated herein by reference.

(d)(3)	The Cyras Systems, Inc. 1998 Stock Plan, as amended, and Form of Stock Option Agreement. Filed as Exhibit 10.24 to the Company’s Annual Report on Form 10-K for its fiscal year ended October 31, 2001 and incorporated herein by reference.

*	Previously filed as Schedule TO-1 on April 17, 2001.